CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VUZIX CORPORATION

Vuzix Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY THAT:

FIRST: The Board of Directors (the “Board”) of Vuzix Corporation (the “Corporation”) duly adopted a resolution setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), declaring such amendment to be advisable and calling for consideration thereof by the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article 4. of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows (the “Amendment”):

ARTICLE 4.     The total number of shares of all classes of which the Corporation shall have authority to issue shall be 105,000,000 shares, consisting of (i) 100,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

SECOND: Thereafter, in accordance with a resolution adopted by the Board, the Corporation submitted the proposed Amendment to the stockholders for approval in accordance with the DGCL, and the holders of a majority of the outstanding shares of Common Stock of the Corporation voted in favor of the Amendment at an Annual Meeting of Stockholders on June 24, 2014.

THIRD: The Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed this 30th day of June, 2014.

VUZIX CORPORATION

By:	/s/ Paul J. Travers
Paul J. Travers
Chief Executive Officer